FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 27th , 2005

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles business strategy and perspectives for the period 2004-2008.

NOTICE OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, April 27th 2005

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that Telefónica Móviles, S.A., has presented in the Fourth Investors Conference, held in Barcelona on April the 25th and 26th, its business strategy and perspectives. The information provided contains estimates for the principal financial magnitudes for the period 2004-2008.

These estimates are the following:

TELEFÓNICA MÓVILES GROUP

	Reported 2004 under IFRS (€ in Millions)	CAGR(*) 2004-2008 (%)
Revenues	11,743.7	12% - 16%
Operating Income before D&A	4,577.7	14% - 17%
Operating Income	3,054.7	15% - 19%

(*)	CAGR stands for Compounded Annual Growth Rate.

The managed customer Base is estimated to reach over 125 million in 2008, compared to the 74.4 million reported in 2004. Also the Operating Cash Flow for the year 2008 is expected to double the Operating Cash Flow obtained in year 2004 (2,960 MM €).

The cumulative Operating Income before D&A for the period 2004-2008 is estimated to be over 32,500 MM €, with a cumulative CAPEX for the same period below 9,500 MM €, leading to a cumulative Operating Cash Flow for the same period over 23,000 MM €.

All projections refer to local currency, that is assuming constant exchange rates as of 2004, and exclude changes in consolidation, except the acquisition of BellSouth Chile and BellSouth Argentina in 2005.

In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2005-2008. These exceptionals amounted to 102.2 MM € in 2004 and are therefore also excluded, meaning a calculation base for guidance of 4,677.9 MM € for Operating Income before D&A and 3,154.9 MM € for Operating Income, respectively. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses.

For a more detailed information regarding the Investors presentation, the full text of the Presentation is accessible through the web page of the company (www.telefonicamoviles.com).

Hence, it is hereby requested that this statement be accepted on this day, April 27th 2005.

D. Antonio Hornedo Muguiro.

General Counsel

Telefónica Móviles, S.A.

The IFRS financial information provided above is preliminary and is based on the assumptions our management has made regarding the IFRS and related interpretations and policies expected to be in effect when management prepares its first complete set of IFRS financial statements as of December 31, 2005 and for the year then ended, and comparable information in respect of the year ended December 31, 2004. This preliminary IFRS financial information may require adjustment if management’s assumptions are different from the IFRS and related interpretations and policies that are in effect when we are required to prepare our first complete set of IFRS financial statements at year-end 2005, and comparable information in respect of the year ended December 31, 2004. These adjustments may be material and may result in significant changes to the IFRS financial information provided above. We cannot assure you that when we prepare our first complete set of IFRS financial statements at year-end 2005, and comparable information in respect of the year ended December 31, 2004, that such information will be comparable with the IFRS financial information provided above or that we will not be required to make material adjustments to such IFRS financial information. For additional information regarding our preparation of preliminary IFRS financial information, see our Form 6-K filed on March 30, 2005.

This document contains statements that constitute forward looking statements of the Company or its management, including statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this communication. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this communication including without limitation changes in Telefónica Móviles’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s prospectus as well as periodic filings made with the relevant financial regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: April 27th 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel